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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                Commission File Number 001-08408
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                           NOTIFICATION OF LATE FILING

      (Check One): /X/ Form 10-K / / Form 11-K / / Form 20-F / / Form 10-Q / / Form N-SAR

       For Period Ended: September 30, 2000
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/ / Transition Report on Form 10-K          / / Transition Report on Form 10-Q
/ / Transition Report on Form 20-F          / / Transition Report on Form N-SAR
/ / Transition Report on Form 11-K

       For the Transition Period Ended:
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       READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR
TYPE.

       Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

       If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant  THE ADVEST GROUP, INC.
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Former name if applicable

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Address of principal executive office (STREET AND NUMBER)
  90 STATE HOUSE SQUARE
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City, state and zip code  HARTFORD, CONNECTICUT  06103
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                                     PART II
                             RULE 12b-25 (b) AND (c)

       If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

               (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

               (b)  The subject annual report, semi-annual report, transition
    / X/ report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q,or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

               (c) The accountant's statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.



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                                    PART III
                                    NARRATIVE

       State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

       The registrant is party to an Agreement and Plan of Merger, dated as of August 23, 2000, among The MONY Group Inc., MONY Acquisition Corp. and the registrant, pursuant to which the registrant is to merge with and into MONY Acquisition Corp. and become a wholly owned subsidiary of The MONY Group Inc. Consummation of the merger is subject to the approval of the Office of Thrift Supervision, which has not yet been obtained. Until recently, management believed that this approval would be received and the merger would have closed prior to the date the registrant's Annual Report on Form 10-K was due. Uncertainty concerning the timing of the closing, unforeseen demands on management time in preparing for the closing and seeking the required regulatory approvals and the need to convene an unplanned meeting of the registrant's Audit Committee and Board of Directors to review and approve the Form 10-K have made it impracticable to file the Annual Report on Form 10-K in a timely fashion.

                                     PART IV
                                OTHER INFORMATION

       (1) Name and telephone number of person to contact in regard to this notification

        David A. Horowitz                     (860)            509-2174
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          (Name)                           (Area Code)    (Telephone Number)

       (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                     /X/ Yes    / / No

       (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof

                                                     / / Yes    /X/ No

       If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                    THE ADVEST GROUP, INC.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                          THE ADVEST GROUP, INC.

Date December 29, 2000                    By /s/ Martin M. Lilienthal
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                                             Name:  Martin M. Lilienthal
                                             Title: Chief Financial Officer